UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 3
____________________________

JAMBA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

47023A101
(CUSIP Number)

Mistral Capital Management, LLC Attn: Andrew R. Heyer Managing Director Mistral Equity Partners 650 Fifth Avenue, 31st Floor New York, NY 10019 (212) 616-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
____________________________
with a copy to:
Jeffrey D. Marell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

October 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47023A101	Page 2 of 8 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mistral Equity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 9,694,500(1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 9,694,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.27% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------
(1)           Includes, on an as-converted basis, 96,945 shares of Series B-1 Convertible Preferred Stock, $0.001 par value per share, of Jamba, Inc. (the “Company” and, the Series B-1 Convertible Preferred Stock, the “Series B-1 Preferred”) beneficially owned by Mistral Equity Partners, LP (“MEP”).  Shares of Series B-1 Preferred, as well as shares of Series B-2 Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series B-2 Preferred” and, together with the Series B-1 Preferred, the “Preferred Stock”), are convertible at the election of the holders, at any time, into shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”) at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 96,945 shares of Series B-1 Preferred beneficially owned by MEP represent, on an as-converted basis, both (i) 13.32% of the total voting power of the voting stock of the Company or (ii) 16.27% of the outstanding shares of Common Stock (based on the 59,587,136 shares of Common Stock outstanding as of August 13, 2010 as reported in the Form 10-Q of the Company for the quarter ended July 13, 2010) calculated in accordance with Rule 13d-3(d).

CUSIP No. 47023A101	Page 3 of 8 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mistral Equity Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,492,900 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,492,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,492,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------
(1)           Includes, on an as-converted basis, 37,791 shares of Series B-1 Preferred beneficially owned Mistral Equity Partners QP, LP (“MEP QP”).  Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 34,929 shares of Series B-1 Preferred beneficially owned by MEP QP represent, on an as-converted basis, both (i) 4.80% of the total voting power of the voting stock of the Company or (ii) 5.86% of the outstanding shares of Common Stock (based on the 59,587,136 shares of Common Stock outstanding as of August 13, 2010 as reported in the Form 10-Q of the Company for the quarter ended July 13, 2010) calculated in accordance with Rule 13d-3(d).

CUSIP No. 47023A101	Page 4 of 8 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mistral Equity GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 13,187,400 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 13,187,400 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,187,400 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.13% (1)
14	TYPE OF REPORTING PERSON OO

-------------------------
(1)           Includes, on an as-converted basis, 13,187,400 shares of Series B-1 Preferred beneficially owned by Mistral Equity GP, LLC (“ME GP”), the general partner of MEP and MEP QP.  Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 131,874 shares of Series B-1 Preferred beneficially owned by MEP and MEP QP, collectively, represent, on an as-converted basis, both (i) 18.12% of the total voting power of the voting stock of the Company or (ii) 22.13% of the outstanding shares of Common Stock (based on the 59,587,136 shares of Common Stock outstanding as of August 13, 2010 as reported in the Form 10-Q of the Company for the quarter ended July 13, 2010) calculated in accordance with Rule 13d-3(d).

CUSIP No. 47023A101	Page 5 of 8 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew R. Heyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 13,904,900 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 13,904,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,904,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.34% (1)
14	TYPE OF REPORTING PERSON IN

-------------------------
(1)           Includes, on an as-converted basis, 131,874 shares of B-1 Preferred owned by MEP and MEP QP and 7,175 shares of B-1 Preferred owned by MEP Co-Invest, LLC (“MEP C-1”).  ME GP is the general partner of MEP and MEP QP. Andrew R. Heyer is the sole managing member and a managing director of ME GP.  Mr. Heyer is also the sole managing member of MEP C-I (who is not a Reporting Person for purposes of this Schedule 13D).  Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 7,175 shares of Series B-1 Preferred beneficially owned by MEP C-I represent, on an as-converted basis, both (i) 0.99% of the total voting power of the voting stock of the Company or (ii) 1.20% of the outstanding shares of Common Stock (based on the 59,587,136 shares of Common Stock outstanding as of August 13, 2010 as reported in the Form 10-Q of the Company for the quarter ended July 13, 2010) calculated in accordance with Rule 13d-3(d). When taken together with shares of Series B-1 Preferred beneficially owned by MEP and MEP QP, as of the date hereof, the 139,049 shares of Series B-1 Preferred beneficially owned by MEP, MEP QP and MEP C-I, collectively, represent, on an as-converted basis, both (i) 19.11% of the total voting power of the voting stock of the Company or (ii) 23.34% of the outstanding shares of Common Stock (based on the 59,587,136 shares of Common Stock outstanding as of August 13, 2010 as reported in the Form 10-Q of the Company for the quarter ended July 13, 2010) calculated in accordance with Rule 13d-3(d).

CUSIP No. 47023A101	Page 6 of 8 Pages
SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to the Initial Statement on Schedule 13D filed with the SEC on June 19, 2009 (the “Initial Statement”), as amended by Amendment No. 1 filed on March 25, 2010 and Amendment No. 2 filed on June 16, 2010 (the Initial Statement as amended, the “Schedule 13D”) relates to common stock, $0.001 par value per share (“Common Stock”), of Jamba, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.  Capitalized  terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.  The Initial Statement is amended as follows.

Item 2. Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety with the following:

“(a)  The calculations set forth below are made in accordance with Rule 13d-3(d) and based on there being 59,587,136 shares of Common Stock outstanding as of August 13, 2010 (as reported in the Form 10-Q of the Company for the quarter ended July 13, 2010).  As of the date hereof, the Reporting Persons collectively beneficially own 139,049 shares of Series B-1 Preferred and on an as-converted basis may be deemed to own the following shares of Common Stock:

(i)
MEP may be deemed to beneficially own 9,694,500 shares of Common Stock, constituting approximately (i) 13.32% of the total voting power of the voting stock of the Company or (ii) 16.27% of the outstanding shares of Common Stock.

(ii)
MEP QP may be deemed to beneficially own 3,492,900 shares of Common Stock, constituting approximately (i) 4.80% of the total voting power of the voting stock of the Company or (ii) 5.86% of the outstanding shares of Common Stock.

(iii)
ME GP may be deemed to beneficially own 13,187,400 shares of Common Stock, constituting approximately (i) 18.12% of the total voting power of the voting stock of the Company or (ii) 22.13% of the outstanding shares of Common Stock.

(iv)
Mr. Heyer may be deemed to beneficially own 13,904,900 shares of Common Stock, constituting approximately (i) 19.11% of the total voting power of the voting stock of the Company or (ii) 23.34% of the outstanding shares of Common Stock.

CUSIP No. 47023A101	Page 7 of 8 Pages
SCHEDULE 13D

(b)

(i)
MEP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with ME GP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 9,694,500 shares of Common Stock;

(ii)
MEP QP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with ME GP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 3,492,900 shares of Common Stock;

(iii)
ME GP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MEP, MEP QP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 13,187,400 shares of Common Stock; and

(iv)
Mr. Heyer may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MEP, MEP QP, ME GP (with respect to the 13,187,400 shares of Common Stock described in clause (iii) above) and MEP C-I (with respect to 717,500 shares of Common Stock beneficially owned by MEP C-I)) to vote or dispose or direct the voting or disposition of 13,904,900 shares of Common Stock.

(c)  Except as set forth herein and on Exhibit 2 hereto, none of the Reporting Persons have effected any transactions in shares of Common Stock since the date of the filing of Amendment No. 1 to the Initial Statement. The transactions reported in Exhibit 2 report the conversion of shares of Series B-1 Preferred into shares of Common Stock and the sale of such shares of Common Stock in the open market, each such transaction pursuant to a Rule 10b5-1 Sales Plan.

(d)  Not applicable.

(e)  Not applicable.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement.

Exhibit 1:	Transaction in the Shares of Common Stock.

CUSIP No. 47023A101	Page 8 of 8 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2010

MISTRAL EQUITY PARTNERS, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY PARTNERS QP, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

ANDREW R. HEYER
By:	/s/ Andrew R. Heyer
ANDREW R. HEYER